Exhibit 26(d)(4): Guaranteed Minimum Accumulation Benefit Rider

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER

This Guaranteed Minimum Accumulation Benefit Rider (this "Rider") provides that on the Rider Maturity Date the Account Value of the Policy to which this Rider is attached will not be less than the Minimum Accumulation Value.

POLICY AND EFFECTIVE DATE

This Rider is part of the policy to which it is attached (your “Policy”) and is listed in your Policy’s Schedule. It is effective on the Policy Date and may not be added after your Policy has been issued. Unless expressly changed by this Rider, the terms and conditions of your Policy remain the same and apply to this Rider. This Rider does not participate in our surplus earnings and it has no cash or loan value.

DEFINITIONS

Account Value. The Account Value is equal to the sum of the amounts allocated to the various investment options within your Policy plus any outstanding policy loan balance, including accrued but unpaid loan interest.

Minimum Accumulation Value. The Minimum Accumulation Value equals the sum of all premium payments we have received for your Policy and attached riders minus all partial withdrawals and all fees and charges deducted from your Policy Account Value (or that may have been waived under the provisions of your Policy or another rider), with the result accrued at an annual interest rate shown in the Rider Schedule.

Net Account Value. The Net Account Value equals the Account Value of your Policy minus any outstanding policy loan balance, including accrued but unpaid loan interest.

Rider Maturity Date. The Rider Maturity Date is the date on which we will pay the Rider benefit, if any. The Rider Maturity Date is shown in the Rider Schedule.

RIDER BENEFIT

Subject to the diversification requirement below, this Rider provides that on the Rider Maturity Date your Policy Account Value will not be less than the Minimum Accumulation Value.

On the Rider Maturity Date we will compare the Account Value of your Policy with the Minimum Accumulation Value. If the Minimum Accumulation Value is greater than the Account Value, then we will increase the Account Value of your Policy by allocating an amount equal to the difference between the Account Value and the Minimum Accumulation Value among the various investment options in which your Policy’s Account Value is allocated, on a pro rata basis. This Rider will then terminate. If on the Rider Maturity Date the Account Value is greater than the Minimum Accumulation Value, then there will be no adjustment to the Account Value of your Policy and this Rider will terminate without value.

Diversification. On each monthly processing date while this Rider is in force, the Net Account Value of your Policy must be adequately diversified as follows:

1.	Your Net Account Value is allocated to at least five investment options with no more than 35% invested in any one investment option; or

2.	At least 65% of your Net Account Value is allocated to one or more of the ING LifeStyle portfolios.

We will notify you if on any monthly processing date your Net Account Value is not adequately diversified. This notice will explain the diversification requirement and if you do not adequately diversify the Net Account Value within 61 days from the monthly processing date on which the Net Account Value was not adequately diversified, this Rider will terminate without value.

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COST

On each monthly processing date while this Rider is in force we deduct a charge from your Policy’s Account Value for this Rider. The amount of this charge will be determined by multiplying the Minimum Accumulation Value by the percentage shown in your Rider Schedule. If on any monthly processing date the Minimum Accumulation Value is zero or less, the charge for this Rider will be waived.

GENERAL PROVISIONS

Termination. This Rider will terminate on the earliest of:

1.	The date your Policy expires or terminates for any reason;

2.	The monthly processing date immediately following the date we receive your written request to cancel this Rider;

3.	61 days after any monthly processing date on which the Net Account Value of your Policy is not adequately diversified, unless you adequately diversify your Policy’s Net Account Value prior to that date; or

4.	The Rider Maturity Date.

Reinstatement. Once terminated, this Rider cannot be reinstated.

Incontestability. After this Rider has been in force during the lifetime of the Insured (or lifetimes of the Insureds if the Policy is a last survivor policy) for 2 years from the date your Policy is issued, we will not contest it except for non-diversification.

Signed for Security Life of Denver Insurance Company by:

/s/ Donald W. Britton	/s/ Joy M. Benner
Donald W. Britton President	Joy M. Benner Secretary

SECURITY LIFE OF DENVER INSURANCE COMPANY

Home Office: Denver, CO 80203

ING Customer Service Center: 2000 21st Avenue NW, Minot, ND 58703-0890

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RIDER SCHEDULE

Guaranteed Minimum Accumulation Benefit Rider

POLICY NUMBER:	[67000001]
POLICY DATE:	[April 15, 2008]
MONTHLY PROCESSING DATE:	[15th ]
RIDER MATURITY DATE:	[April 15, 2028]
MONTHLY CHARGE:	[$0.09583]% of the Minimum
Accumulation Value
MINIMUM ACCUMULATION VALUE ANNUAL	[3.00]%
ACCRUED INTEREST RATE:

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